UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80359A106

(CUSIP Number)

360 Wakara Way

Salt Lake City, Utah 84108

(888) 927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Brian D. Finn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,215,683 (1), (2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,215,683 (1), (2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,215,683 (1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 2.7%(3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Includes (a) 1,369,105 shares of Common Stock underlying the 1,369,105 private placement warrants of Sarcos Technology and Robotics Corporation (the “Company”) held by Marstar Investments LLC (“Marstar”) and MI-MJ LLC (“MI-MJ”), originally issued to Rotor Sponsor LLC (“Sponsor”) pursuant to that certain Warrant Agreement, by and between Continental Stock Transfer & Trust Company and the Company, dated January 14, 2021 (“Private Warrants”) and (b) 57,692 shares of Common Stock that underly the 57,692 restricted stock units (“RSUs”).

(3)

Based on 156,126,797 shares of Common Stock outstanding, equal to the 154,700,000 shares of Common Stock outstanding as of October 27, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022 (the “Form 10-Q”), plus (a) the 1,369,105 shares of Common Stock that underly the 1,369,105 Private Warrants held by Marstar and MI-MJ and the (b) 57,692 shares of Common Stock that underly the 57,692 RSUs.

(1)	Name of Reporting Persons: Rotor Sponsor LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Marstar Investments LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,982,881 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,982,881 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,982,881 (1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 1.9%(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 821,463 shares of Common Stock underlying the 821,463 Private Warrants held by Marstar.
(3)

Based on 155,521,463 shares of Common Stock outstanding, equal to the 154,700,000 shares of Common Stock outstanding as by the Company in the Form 10-Q, plus 821,463 shares of Common Stock that underly the 821,463 Private Warrants held by Marstar.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on October 4, 2021, as amended by Amendment No. 1 to Schedule 13D filed on April 28, 2022 (as amended, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock and Private Warrants of Sarcos Technology and Robotics Corporation, a Delaware corporation (the “Company”), beneficially owned by the Reporting Persons. This Amendment is being filed to reflect the transactions set forth in Item 2 below and to report that, following such transactions, the Reporting Persons no longer beneficially owned greater than 5% of the Common Stock. Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

On May 13, 2022, MI-CM LLC, a Delaware limited liability company (“MI-CM”), purchased 30,000 shares of Common Stock at an average purchase price of $3.7409 per share.  Mr. Finn is the administrator of MI-CM and, accordingly, Mr. Finn may be deemed to have beneficial ownership of the shares of Common Stock held by MI-CM. Mr. Finn disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

On May 16, 2022, MI-CM purchased 20,000 shares of Common Stock at an average purchase price of $3.819 per share.

On June 14, 2022, MI-CM purchased 15,000 shares of Common Stock at an average purchase price of $2.9188 per share.

On June 15, 2022, MI-CM purchased 35,000 shares of Common Stock at an average purchase price of $3.1127 per share.

On June 29, 2022, Mr. Finn was awarded 57,692 restricted stock units (“RSUs”) pursuant to the Company’s 2021 Equity Incentive Plan, with each RSU representing the right to receive one share of Common Stock upon vesting.  Mr. Finn’s award vests on the earlier of (i) the first anniversary of the date the award is granted or (ii) the day prior to the date of the annual meeting of the Company’s stockholders (the "Annual Meeting") next following the date the award was granted, in each case, subject to the Mr. Finn continuing to be a director through the applicable vesting date.

On December 2, 2022, Rotor-Sarcos, LLC (“Rotor-Sarcos”) effected a pro rata distribution of shares of Common Stock held thereby to its members and interest holders pursuant to the terms of its governing documents (the “Distribution”), whereby, Marstar, as a member of Rotor-Sarcos, received 565,929 shares of Common Stock in the Distribution.

On December 2, 2022, Sponsor effected a pro rata distribution of 5,672,168 shares of Common Stock and 5,970,684 Private Warrants to its members and interest holders pursuant to the terms of its governing documents (the “Sponsor Distribution”). Pursuant to the Sponsor Distribution, (a) Marstar, as a member of Sponsor, received 772,730 shares of Common Stock and 821,463 Private Warrants in the Sponsor Distribution and (b) MI-MJ LLC, a Delaware limited liability company (“MI-MJ”), as a member of Sponsor, received 515,153 shares of Common Stock and 547,642 Private Warrants in the Sponsor Distribution. Following the Sponsor Distribution, Sponsor no longer holds any Company Securities. Mr. Finn is the administrator of MI-MJ and, accordingly, Mr. Finn may be deemed to have beneficial ownership of the shares held by MI-MJ. Mr. Finn disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

ITEM 5. INTEREST IN SECURITIES OF SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Common Stock (including shares of Common Stock underlying Private Warrants) set forth in the table below, representing the approximate percentage of the outstanding shares of Common Stock as calculated pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(a) and (b)

Reporting Persons	Beneficial Ownership (Sole Voting and Dispositive Power)	Percentage of Class Beneficially Owned(1)	Beneficial Ownership (Shared Voting and Dispositive Power)	Percentage of Class Beneficially Owned(1)
Rotor Sponsor LLC	0	0.0%	0	0.0%
Marstar Investments LLC	2,982,881	1.9%	0	0.0%
Brian D. Finn(2)	4,215,683	2.7%	0	0.0%
*	Represents less than 1%

(1)

Based on 156,126,797 shares of Common Stock outstanding, equal to the 154,700,000 shares of Common Stock outstanding as of October 27, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022 (the “Form 10-Q”).  For Mr. Finn, it also includes (a) 57,692 shares of Common Stock that underly 57,692 RSUs held by Mr. Finn and (b) 1,369,105 shares of Common Stock that underly the 1,369,105 Private Warrants held by Marstar and MI-MJ.  For Marstar, it also includes 821,463 shares of Common Stock that underly the 821,463 Private Warrants held by Marstar.

	(2)	Includes securities held by Marstar, MI-CM and MI-MJ. See Item 2.

(c)	Except for the Distribution and Sponsor Distribution, none of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.
(e)	Immediately following the Sponsor Distribution, each Reporting Person ceased being a greater than 5% beneficial owner of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated as of December 5, 2022

ROTOR SPONSOR LLC

By:	/s/Samuel Potter
Name:	Samuel Potter
Title:	Managing Member

MARSTAR INVESTMENTS LLC

By:	/s/Brian D. Finn
Name:	Brian D. Finn
Title:	Administrator

BRIAN D. FINN

By:	/s/Brian D. Finn
Name:	Brian D. Finn